November 8, 2010

VIA EDGAR

Doug Brown

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sunpeaks Ventures, Inc.

Registration Statement on Form S-1

File No. 333-161985

Acceleration Request

Requested Date: November 10, 2010 5:00 pm Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sunpeaks Ventures, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-161985) be declared effective at the “Requested Date” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sunpeaks Ventures, Inc.

By:	/s/ Scott Beaudette
Scott Beaudette
President and Chief Executive Officer

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